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[Vivendi Universal Logo]


                               JOINT NEWS RELEASE


          News Corporation And Telecom Italia Agree To Acquire Italian
                            Pay-TV Platform Telepiu


NEW YORK and PARIS (October 1, 2002) - News Corporation and Telecom Italia today signed a definitive agreement with Vivendi Universal and Canal+ Group to acquire Telepiu, the Italian pay-TV business.

The transaction consideration at signing is E920 million, consisting of the assumption of up to E450 million in debt and a cash payment of E470 million for the shares of Telepiu. This cash payment will be adjusted downward by the amount of outstanding accounts payable at closing. As of today, the accounts payable stand at approximately E200 million. It is anticipated that at closing, total consideration before the accounts payable adjustment will be E893 million, reflecting continuing debt reduction at Telepiu between the signing of today's agreement and the anticipated closing.

The acquisition, which is subject to regulatory approval, is expected to be completed by the end of the calendar year, whereupon Telepiu will be combined with Stream, the Italian pay-TV platform jointly owned by News Corporation and Telecom Italia, and renamed Sky Italia. News Corporation will hold an 80.1 percent equity interest in Sky Italia, and Telecom Italia will hold a 19.9 percent equity interest.

The acquisition consideration includes the various rights to telecast certain future Italian soccer matches, which have previously been paid for by Telepiu, as well as the rights to two terrestrial television licenses. The combined platform will be required to sell the terrestrial television station licenses.

As part of the acquisition agreement, all litigation between the parties, including Stream's litigation against Telepiu and Canal+'s litigation against NDS, will be suspended immediately and permanently withdrawn when the transaction closes.

J.P. Morgan and Mediobanca have acted as financial advisers to News Corporation in connection with this transaction. Lehman Brothers have acted as financial advisers to Vivendi Universal.



Important Disclaimer

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk that Vivendi Universal will be unable to obtain the antitrust authorities' approval necessary to finalize the referenced transaction; that the cash payment expected as a result of the transaction will be adjusted downward by the closing; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Vivendi Universal does not undertake, nor does it have any obligation, to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov and of documents filed with the French Commission des Operations de Bourse, or directly from Vivendi Universal.